Ron Hassen

Acting Chief Financial Officer

Senior Vice President

Controller and Principal Accounting Officer

The NASDAQ OMX Group, Inc.

One Liberty Plaza

New York, NY 10006

April 7, 2011

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-6010

Attention:	Daniel L. Gordon
Branch Chief

Re:	The NASDAQ OMX Group, Inc.
Form 10-K for the Year Ended December 31, 2010
Filed February 24, 2011

File No. 000-32651

Dear Mr. Gordon:

On behalf of The NASDAQ OMX Group, Inc. (the “Company,” “NASDAQ OMX,” “we” and “our”), set forth below is the response to the comment letter dated March 24, 2011 from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) relating to our Form 10-K for the year ended December 31, 2010 (the “Form 10-K”). To assist your review, we have included the text of the Staff’s comments below in italics.

Form 10-K

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 45

Non-GAAP Financial Measures, page 77

1.	We note that you have adjusted GAAP net income for certain items that you do not believe are representative of your future operating performance due to their non-recurring nature. In that regard, please explain to us why you have included adjustments for asset retirements, workforce reductions, sublease reserves and merger and strategic initiatives, as each of these items have also been recorded within the prior two years. Refer to Item 10(e)(1)(ii)(B) of Regulation S-K and Question 102.03 of Compliance and Disclosure Interpretations: Non-GAAP Financial Measures which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We included adjustments for asset retirements, workforce reductions, sublease reserves and merger and strategic initiatives as non-GAAP items since these charges are generally a function of current and prior period acquisition and divestiture transactions, as well as integration activities related to acquisitions, rather than underlying operating activities and core businesses for the periods presented. It is our policy to exclude these types of charges, as well as other significant infrequent charges or gains that are not part of our core business operations and are not consistent with our historical and normal operating performance. We believe this is in line with Question 102.03 of Compliance and Disclosure Interpretations: Non-GAAP Financial Measures, which states that although a charge or gain cannot be described as non-recurring, infrequent or unusual, it does not mean that the registrant cannot adjust for that charge or gain if the registrant believes that such adjustment is appropriate, subject to Regulation G and the other requirements of Item 10(e) of Regulation S-K.

As discussed on page 62 of our Form 10-K, we believe these non-GAAP measures provide greater transparency and a more complete understanding of factors affecting our business than GAAP measures alone when viewed in conjunction with our GAAP results and the accompanying reconciliation. We believe our presentation of these items as non-GAAP adjustments provides investors with greater transparency and supplemental data relating to our financial condition and results of operations. In addition, we believe the presentation of these items is useful to investors for period-to-period comparison of operating results of our core businesses. In addition, our management uses these measures to evaluate operating performance and management decisions made during the reporting period by excluding certain items that we believe have less significance on, or do not impact, the day-to-day performance of our business.

After our review of Item 10(e)(1)(ii)(B) of Regulation S-K and Question 102.03 of Compliance and Disclosure Interpretations: Non-GAAP Financial Measures, we believe our disclosure should have included more clarifying language to assist the reader in understanding why we included adjustments for asset retirements, workforce reductions, sublease reserves and merger and strategic initiatives as non-GAAP items. In future filings, we will revise our non-GAAP disclosure to include clarifying language that it is our policy to exclude items such as acquisition or divestiture transactions, integration-related activities, and significant infrequent charges or gains. The disclosure will be revised as follows. Passages in italics were changed from the disclosure in our Form 10-K. In addition, words in italics and bracketed were deleted from the disclosure in our Form 10-K.

Non-GAAP Financial Measures

In addition to disclosing results determined in accordance with GAAP, we have also provided non-GAAP net income attributable to NASDAQ OMX and non-GAAP diluted earnings per share. Management uses this non-GAAP information internally, along with GAAP information, in evaluating our performance and in making financial and operational decisions.

We believe our presentation of these measures provides investors with greater transparency and supplemental data relating to our financial condition and results of operations. In addition, we believe the presentation of these measures is useful to investors for period-to-period comparison of results as the items described below do not reflect [historical]operating performance. These measures are not in accordance with, or an alternative to, GAAP, and may be different from non-GAAP measures used by other companies. Investors should not rely on any single financial measure when evaluating our business. We recommend investors review the GAAP financial measures included in this Annual Report on Form 10-K, including our consolidated financial statements and the notes thereto. When viewed in conjunction with our GAAP results and the accompanying reconciliation, we believe these non-GAAP measures provide greater transparency and a more complete understanding of factors affecting our business than GAAP measures alone. Our management uses these measures to evaluate operating performance and management decisions made during the reporting period by excluding certain items that we believe have less significance on, or do not impact, the day-to-day performance of our business. We understand that analysts and investors regularly rely on non-GAAP financial measures, such as non-GAAP net income and non-GAAP diluted earnings per share, to assess operating performance. We use non-GAAP net income attributable to NASDAQ OMX and non-GAAP diluted earnings per share because they more clearly highlight trends in our business that may not otherwise be apparent when relying solely on GAAP financial measures, since these measures eliminate from our results specific financial items that have less bearing on our operating performance. Non-GAAP net income attributable to NASDAQ OMX for the periods presented below is calculated by adding net income attributable to NASDAQ OMX and adjusted for charges or gains related to acquisition and divestiture transactions, integration activities related to acquisitions and other significant infrequent charges or gains and their related income tax effects that are not related to our core business. We do not believe these items are representative of our future operating performance since these charges were not consistent with our [historical and] normal operating performance.

Note 11. Share-Based Compensation, page F-56

Stock Option Exchange Program, page F-56

2.	Please provide us with an analysis of the fair value of the replacement options issued compared to the fair [value] of the exchanged options, and how you reached the conclusion that no incremental stock option expense shall be recognized. We refer to ASC 718-20-35- 3 through 4.

We have reviewed ASC 718-20-35- 3 through 4. As noted in this Topic, “a modification of the terms or conditions of an equity award shall be treated as an exchange of the original award for a new award. In substance, the entity repurchases the original instrument by issuing a new instrument of equal or greater value, incurring additional compensation cost for any incremental value. Incremental compensation cost shall be measured as the excess, if any, of the fair value of the modified award over the fair value of the original award immediately before its terms are modified, measured based on the share price and other pertinent factors at that date.”

Under our exchange program, the ratio at which eligible options were surrendered for replacement options was designed to result in an exchange such that the fair value of the replacement options to be granted in the exchange would not be greater than the fair value of the options to be cancelled in the exchange, or a value-for value exchange. Therefore, in accordance with ASC 718-20-35-3, no incremental stock option expense was required to be recognized for the replacement options as the fair value of the replacement options did not exceed the fair value of the exchanged options.

Using the Black-Scholes valuation model, we used the following assumptions to calculate the fair value of the replacement options and the fair value of the exchanged options:

	Replacement Options	Exchanged Options
Expected life (in years) (1)	5.0	6.6
Risk free interest rate (2)	1.96%	2.37%
Expected volatility (3)	56%	56%
Dividend yield (4)	—	—

(1)

Expected life of the replacement options was based on historical exercise patterns for options issued at the current stock price. The expected life of the exchanged options was based on the full remaining contractual term.

(2)	Risk-free rates correspond to the rates for U.S Treasury notes with durations matching the expected life assumptions.
(3)	The expected volatility was based on a trailing 200-day volatility, which is the policy defined and recommended by Institutional Shareholder Services (ISS).
(4)	Our credit facilities limit our ability to pay dividends. Before our credit facilities were in place, it was not our policy to pay dividends on our common stock.

A third party valuation specialist assisted us with the fair value calculations.

As noted above, no incremental stock option expense was recognized for the replacement options as the fair value of the replacement options did not exceed the fair value of the exchanged options.

* * *

As requested by the Staff, the Company acknowledges the following.

•    The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or concerns, please feel free to contact me at (212) 401-8726.

Sincerely,

/s/ Ron Hassen
Ron Hassen Acting Chief Financial Officer Senior Vice President Controller and Principal Accounting Officer